EXHIBIT 99.1

Molecular Partners Holds Presentations at ASCO and SNMMI 2026 on DLL3-Targeting Radio-DARPin MP0712, Now Dosing Patients in Phase 1

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., May 30, 2026 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announced it will hold trial-in-progress poster presentations on the Phase 1/2a study of its lead targeted alpha radiotherapy candidate MP0712 at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting and the Society of Nuclear Medicine and Molecular Imaging (SNMMI) Annual Meeting. ASCO takes place May 29-June 2 in Chicago, and SNMMI May 30-June 2 in Los Angeles.

MP0712 is a 212Pb-based Radio-DARPin Therapy (RDT) candidate targeting the tumor-associated protein delta-like ligand 3 (DLL3) for the treatment of patients with small cell lung cancer (SCLC) and other neuroendocrine cancers. DLL3 is a highly relevant target for radiopharmaceutical therapy due to its abundant expression in tumors of patients with SCLC (present in >85% of tumors) and other aggressive neuroendocrine tumors, while expression in healthy tissues is low. MP0712 is being co-developed with Molecular Partners’ strategic partner Orano Med, a pioneer in targeted alpha therapy.

The US multicenter Phase 1/2a study of MP0712 (ClinicalTrials.gov: NCT07278479) is actively recruiting patients with dosing ongoing in the first cohort. The Phase 1/2a study objectives are to assess safety and determine a recommended Phase 2 dose for MP0712. Molecular Partners expects to share initial clinical data from this study in 2026.

Molecular Partners and the team of Dr. Mike Sathekge at the Nuclear Medicine Research Institute (NuMeRI) in South Africa presented first patient imaging and dosimetry data on MP0712 at the 8th Theranostics World Congress (TWC) in January 2026.

The data, generated with MP0712 carrying the diagnostic isotope 203Pb as part of a Named Patient Access Program under the legal framework for compassionate care in South Africa, showed specific uptake in tumor lesions and are supportive of the clinical development plans of MP0712 carrying the therapeutic isotope 212Pb.

Details of the presentations:

ASCO 2026

[212Pb] Pb-MP0712 in patients with small cell lung cancer and other Delta-like ligand 3-expressing solid tumors: A phase 1/2a study to assess safety, tolerability, and efficacy

Abstract/Publication Number: TPS3176
Poster Session: Developmental Therapeutics—Molecularly Targeted Agents and Tumor Biology
Poster Board: 302b
Location: Hall A – Posters and Exhibits
Date and Time: 30 May 2026, 1:30–4:30 pm local time

SNMMI 2026

A phase 1/2a study to assess safety, tolerability, and efficacy of [212Pb] Pb-MP0712 in patients with small cell lung cancer (SCLC) and other Delta-like ligand 3 (DLL3)-expressing solid tumors

Abstract/Publication Number: 261055
Poster Session: POP08: Oncology: Discovery & Translational (Preclinical & Phase 0/1 human studies)
Poster Screen: 51
Location: Science Pavilion–South Hall GHJK
Date and Time: 2 June 2026, 11:30am-12:15pm local time (Meet-the-Author Session [MTA] 11)

The posters will be made available on Molecular Partners' website after the presentations.

About Radio-DARPins

Molecular Partners develops targeted alpha therapeutics leveraging its Radio-DARPins as isotope-agnostic vectors with the potential to unlock a broad range of cancer targets and indications. Molecular Partners designs its Radio-DARPin candidates matching disease and target biology with vector and isotope properties to address unmet medical needs. Building on the DARPins’ unique properties, Molecular Partners has developed a proprietary Radio-DARPin platform for precise delivery of potent radioactive payloads to tumor lesions. Molecular Partners’ Radio-DARPins address historic limitations of radioligand therapy, such as kidney accumulation and suboptimal tumor uptake, through optimized half-life extension and surface engineering approaches, while preserving the advantages of the small protein format.

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a novel class of protein drugs based on natural binding proteins, which have been clinically-validated across several therapeutic areas and developed through to the registrational stage. The key properties of DARPins – intrinsic potential for high affinity and specificity, as well as small size, flexible architecture, and high stability – offer unmatched advantages to drug design, such as multispecificity, broad target range, and tunable half-life. Powered by twenty years of DARPin leadership, Molecular Partners has built an innovative, rapid and cost-effective DARPin drug design engine, including proprietary DARPin libraries and platforms, for candidates produced with optimized properties and tailored to therapeutic needs.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, EVP Corporate Finance
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; the expected benefits of the strategic review; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, “anticipate”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth in under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.

Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.